UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), in compliance with article 157, paragraph 4 of Law 6,404/76 and CVM Instruction 358/2002, announces to its shareholders and the market that on August 28, 2014, Bonaire Participações S.A., one of the shareholders of the controlling block of CPFL Energia, issued the following Notice to Shareholders, which is reproduced below:

“BONAIRE PARTICIPAÇÕES S.A. (Bovespa: BNPA3B) ("Company"), complementing the Notice to Shareholders disclosed on June 26, 2014, hereby informs its shareholders and the market the following: The 60-day period stipulated in article 174 of Law 6,404/76 for dissenting creditors with regard to the capital reduction approved at the Extraordinary Shareholders’ Meeting of the Company held on June 26, 2014 (“ESM”) in the amount of two hundred six million, five hundred forty thousand, nine hundred forty-six reais and thirty-three centavos (R$ 206,540,946.33) (“Reduction”), ended on August 28, 2014. Since there was no manifestation whatsoever from dissenting creditors with regard to the Reduction, the Company hereby informs that the Reduction took effect and the minutes of the ESM were submitted to the São Paulo State Board of Trade for registration. Pursuant to the ESM, the Reduction will be made through refund of the following amount to shareholder Energia São Paulo Fundo de Investimento em Ações (“Fund”): (a) one hundred seventy-one million, three hundred thirty-nine thousand, three hundred ninety-three reais and fifty-five centavos (R$ 171,339,393.55) in cash directly from the Company; and (b) thirty-five million, two hundred one thousand, five hundred fifty-two reais and seventy-eight centavos (R$ 35,201,552.78), upon the delivery of five million, one hundred eight thousand, seven hundred ninety (5,108,790) common shares held by the Company and issued by CPFL Energia S.A., a publicly held company with head office at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, in the city and state of São Paulo, inscribed in the corporate taxpayers register (CNPJ/MF) under no. 02.429.144/0001-93, with its articles of incorporation duly filed with the São Paulo State Board of Trade under Company Registry (NIRE) no. 35.300.186.133 (“Shares” and “CPFL”, respectively). The shares will be “ex-reduction” on August 29, 2014."

São Paulo, August 28, 2014.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.